UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Lordstown Motors Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54405Q 100

(CUSIP Number)

Mike Huang

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

+1.212.318.6662

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Hon Hai Precision Industry Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

The aggregate amount of shares of common stock, $0.0001 par value per share of the Issuer (the “Common Stock”) beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures Pte. Ltd. (“Foxconn Ventures”) acquired from the Issuer pursuant to that certain Investment Agreement (the “Investment Agreement”) dated as of November 7, 2022 by and between the Issuer and Foxconn Ventures; (ii) 7,248,163 shares of Common Stock held by Foxconn (Far East) Limited (“Foxconn Far East”); and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV Technology, Inc. (“Foxconn EV”). Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings Inc. (“Foxteq Holdings”), Foxteq Integration Inc. (“Foxteq Integration”) and PCE Paragon Solutions Kft. (“PCE”) is a wholly owned subsidiary of Hon Hai Precision Industry Co., Ltd. (“Hon Hai”). In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxconn Ventures Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures acquired from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxconn (Far East) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures acquired from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxteq Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures acquired from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxteq Integration Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures acquired from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON PCE Paragon Solutions Kft.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures acquired from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxconn EV Technology, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures acquired from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 238,985,109 shares of Common Stock issued and outstanding as of March 3, 2023, plus 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on November 17, 2022. Except as amended hereby, all prior disclosures in the Original Schedule 13D remain unchanged. Certain terms used but not defined herein shall have the meaning assigned to them in the Original Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

On May 2, 2023, the Reporting Persons issued a press release (the “Statement”) with respect to certain alleged breaches under the Investment Agreement. A copy of the Statement is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits.

The response set forth in Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following addition.

Exhibit Number	Description

Exhibit 99.5	Hon Hai Technology Group (Foxconn) Statement dated May 2, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3 2023	HON HAI PRECISION INDUSTRY CO., LTD.

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: CFO

Dated: May 3, 2023	FOXCONN VENTURES PTE. LTD.

/s/ Jerry Hsiao
Name: Jerry Hsiao
Title: Authorized Signatory

Dated: May 3, 2023	FOXCONN (FAR EAST) LIMITED

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: Director

Dated: May 3, 2023	FOXTEQ HOLDINGS INC.

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: Director

Dated: May 3, 2023	FOXTEQ INTEGRATION INC.

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: Director

Dated: May 3, 2023	PCE PARAGON SOLUTIONS KFT.

/s/ Eric Miao
Name: Eric Miao
Title: Managing Director

Dated: May 3, 2023	FOXCONN EV TECHNOLOGY, INC.

/s/ Jerry Hsiao
Name: Jerry Hsiao
Title: Director

1

Schedule I

The following sets forth the name, position, address, principal occupation and citizenship of each Covered Person. To the best of the Reporting Person’s knowledge, (i) none of the Covered Persons during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hon Hai Precision Industry Co., Ltd.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship	Principal Place of Business	Issuer Shares Beneficially Owned
Young-Way Liu	Chairman	Chairman, Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Tai-Ming Gou	Director	Founder, Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Charng-Yang Wang	Director	President, Business Group A, Hon Hai Precision Industry Co., Ltd	Republic of China	Republic of China	—
Christina Yee-Ru Liu	Director	Managing Director, Bellwether International Group, Hong Kong	Republic of China	Republic of China	—
Kuo-Cheng Wang	Director	Independent Director and Audit Committee Chair, HannStar Board Corporation	Republic of China	Republic of China	—
Tei-Wei Kuo	Director	Distinguished Professor, National Taiwan University	Republic of China	Republic of China	—
Tsing-Yuan Hwang	Director	Chairman, Tokyo Star Bank (Japan)	Republic of China	Republic of China	—
Len-Yu Liu	Director	Presiding Attorney, L&Y Attorneys at Law	Republic of China	Republic of China	—
Yue-Min Chen	Director	Managing Director, Land Bank of Taiwan	Republic of China	Republic of China	—
Chih-Siung Chiang	Department General Manager	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Chung-Cheng Lin	Department General Manager	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Chen-Ching Chu	Department General Manager	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Chung-Kai Chow	Chief Accounting Officer	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Teh-Tsai Huang	Chief Financial Officer	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—

2